Exhibit 8.1

LIST OF SUBSIDIARIES OF MAMMA.COM INC.

Mamma.com USA, Inc.
Copernic Technologies Inc.	(wind-up done, dissolution to be done)
Digital Arrow LLC	(Non-active)
High Performance Broadcasting Inc.	(Non-active)
Intasys Billing Technologies Limited	(Non-active)
Intasys Billing Technologies (Canada) Inc.	(Non-active)
Intasys Billing Technologies (Asia Pacific ) Pty Ltd.	(Non-active)
Intasys Management Systems	(Non-active)